Filed by Developers Diversified Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: JDN Realty Corporation
Commission File No. 001-12844

NEWS RELEASE	3300 Enterprise Parkway Beachwood, Ohio 44122

www.ddrc.com

FOR IMMEDIATE RELEASE

Developers Diversified Realty Corporation Contact:	Investor Relations Michelle A. Mahue 216-755-5500

JDN Realty Corporation Contact:	Investor Relations Charles Talbert 404-262-3252

DEVELOPERS DIVERSIFIED REALTY AND JDN REALTY ANNOUNCE CONFERENCE CALL

Cleveland, OH – October 4, 2002 — Developers Diversified Realty (NYSE:DDR) and JDN Realty (NYSE: JDN) announced today that they have entered into a definitive merger agreement. The companies will conduct a joint conference call and an audio webcast on October 7, 2002 at 10 a.m. EDT.

To access the conference call, dial 888.243.0811 at least ten minutes prior to the scheduled start of the call. When prompted, provide the access code: 6250322. The conference call will be recorded and available for replay beginning at 1:30 p.m., October 7, 2002 and will be available until 11:59 p.m., November 7, 2002. To access the conference call recording, please call 888.266.2081 and use the access code: 6250322. The conference call will be webcast by CCBN, www.ccbn.com, and can be accessed via the DDR web site, www.ddrc.com.

Developers Diversified Realty currently owns and manages approximately 361 shopping centers in 43 states totaling 62 million square feet of real estate under management. DDR is a self-administered and self-managed real estate investment trust (REIT) operating as a fully integrated real estate company which develops, leases and manages shopping centers. You can learn more about DDR on the internet at www.ddrc.com.

JDN is a real estate company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. Headquartered in Atlanta, Georgia, JDN owns and operates directly or indirectly 81 properties, containing approximately 15 million square feet of gross leasable area, located in 19 states. The common stock and preferred stock of JDN are listed on the New York Stock Exchange under the symbols “JDN” and “JDNPrA”, respectively. You can learn more about JDN on the internet at www.jdnrealty.com.

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Additional Information concerning the Merger and Where You can Find It

DDR will be filing a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN with the SEC. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when its becomes available.

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